As filed with the Securities and Exchange Commission on August 21, 2013

Registration No. 333-183741

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

CAN-FITE BIOPHARMA LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ISRAEL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18 19 and 21
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as September 19, 2012, as amended and restated as of ____________, 2013, among Can-Fite BioPharma Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Letter agreement among Can-Fite BioPharma Ltd. and The Bank of New York Mellon relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.
e.	Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 21, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of Can-Fite BioPharma Ltd.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, CAN-FITE BIOPHARMA LTD. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Petach Tikva, Israel on August 21, 2013.

CAN-FITE BIOPHARMA LTD.

By: /s/ Pnina Fishman, Ph.D.

Name: Pnina Fishman, Ph.D.

Title: Chief Executive Officer, Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 21, 2013.

/s/ Ilan Cohn, Ph.D.	/s/ Pnina Fishman, Ph.D.
Ilan Cohn, Ph.D.	Pnina Fishman, Ph.D.
Chairman of the Board	Chief Executive Officer, Director
(Principal Executive Officer)

/s/ Motti Farbstein
Guy Regev	Motti Farbstein
Director	Chief Operating and Financial Officer
(Principal Financial and Accounting Officer)

/s/ Liora Lev
Avraham Sartani, M.D.	Liora Lev
Director	Director, Audit Committee member, Balance Sheet Committee and Compensation Committee

/s/ Gil Oren
Gil Oren	Yechezkel Barenholz
Director, Audit Committee, Balance Sheet Committee and Compensation Committee member	Director, Audit Committee, Balance Sheet Committee and Compensation Committee member

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES
as Authorized U.S. Representative

By	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director, Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of September 19, 2012, as amended and restated as of __________, 2013, among Can-Fite BioPharma Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Can-Fite BioPharma Ltd. and The Bank of New York Mellon relating to pre-release activities